Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements of Zosano Pharma Corporation on Form S-3 (File Nos. 333-213567 and 333-229686) and Form S-8 (File Nos. 333- 203039, 333-218502, 333-225527 and 333-233284) of our report dated March 25, 2019 (which includes an explanatory paragraph as to the company’s ability to continue as a going concern), with respect to our audit of the financial statements of Zosano Pharma Corporation as of December 31, 2018 and for the year ended December 31, 2018, which report is included in this Annual Report on Form 10-K of Zosano Pharma Corporation for the year ended December 31, 2019.

We were dismissed as auditors on May 28, 2019 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements for any period after the date of our dismissal.

/s/ Marcum LLP

Marcum LLP
Los Angeles, CA
March 12, 2020